Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	State of Organization
SelectQuote Insurance Services	California
Tiburon Insurance Services	California
SelectQuote Auto & Home Insurance Services, LLC	Delaware
ChoiceMark Insurance Services, Inc.	Delaware
Inside Response, LLC	Kansas
SelectQuote Ventures, Inc.	Delaware
Population Health, Inc.	Delaware
Express Med Pharmaceuticals, Inc.	Pennsylvania
Simple Meds, LLC	Nebraska